Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

4,075,000 Units
97% Principal Protected Notes
Linked to the Value of an Indonesian, Russian, Malaysian, and Philippine Currency Basket as compared to the European Union euro Due May 7, 2010
$10 principal amount per unit
Term Sheet No. 2993

Merrill Lynch & Co., Inc.

Pricing Date	April 30, 2008
Settlement Date	May 7, 2008
Maturity Date	May 7, 2010
CUSIP No.	59023V258

97% Principal Protected Notes

- 230% participation in increases in the Indonesian, Russian, Malaysian, and Philippine Currency Basket as compared to the European Union euro
- 97% principal protection at maturity
- A maturity of two years
- No periodic interest payments
- The Notes will not be listed on any securities exchange

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Notes Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement CURR-3.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Notes Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$40,750,000
Underwriting discount (1)	$.175	$713,125
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.825	$40,036,875

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.125 per unit, respectively.

Merrill Lynch & Co.

April 30, 2008

Summary

The 97% Principal Protected Notes Linked to the Value of an Indonesian, Russian, Malaysian, and Philippine Currency Basket as compared to the European Union euro due May 7, 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 230% participation rate in increases in the value of an Indonesian, Russian, Malaysian, and Philippine Currency Basket as compared to the European Union euro (the “Basket”) from the Starting Value of the Basket on April 30, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”) to the Ending Value of the Basket determined on the valuation date shortly prior to the Maturity Date of the Notes. The value of the Basket will increase if the value of the Basket’s long currencies (the Indonesian rupiah, the Russian ruble, the Malaysian ringgit, and the Philippine peso (the “Long Basket Components”)) appreciate against the Basket’s short currency (the European Union euro (the “Short Basket Component” and, together with the Long Basket Components, the “Basket Components”)). The value of the Basket will decrease if the value of the Long Basket Components depreciates against the Short Basket Component. Investors must be willing to forego interest payments on the Notes.

Terms of the Notes

Determining Payment at Maturity for the Notes

On the Maturity Date, you will receive a cash payment per unit denominated in U.S. dollars, equal to the Redemption Amount. If the value of the Basket is unchanged or decreases from the Starting Value to the Ending Value, you will receive only the Minimum Redemption Amount of $9.70 per unit. The value of the Basket must increase by at least approximately 1.34% from the Starting Value to the Ending Value in order for you to receive at least the Original Public Offering Price of $10.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and the percentage change in the value of the Basket, and will be determined as set forth below:

Hypothetical Payout Profile

This graph reflects the hypothetical performance of the Notes, including the Participation Rate of 230%. The blue line reflects the hypothetical Redemption Amount of the Notes, while the gray line reflects the performance of a hypothetical investment in the Basket Components.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to two decimal places) including the Participation Rate of 230%:

Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:

Starting Value: 100.00

Hypothetical Ending Value: 50.00

The Redemption Amount (per unit) = US$9.70 (The Redemption Amount cannot be less than the Minimum Redemption Amount of US$9.70 per unit)

Example 2—The hypothetical Ending Value is equal to the Starting Value:

Starting Value: 100.00

Hypothetical Ending Value: 100.00

The Redemption Amount (per unit) = US$9.70 (The Redemption Amount cannot be less than the Minimum Redemption Amount of US$9.70 per unit)

Example 3—The hypothetical Ending Value is equal to 101.34% of the Starting Value:

Starting Value: 100.00

Hypothetical Ending Value: 101.34

$9.70 +	($10 ×	(230% ×	(101.34 – 100.00)))	= US$10.00
100.00

Redemption Amount (per unit) = US$10.00

Example 4—The hypothetical Ending Value is equal to 130% of the Starting Value:

Starting Value: 100.00

Hypothetical Ending Value: 130.00

$9.70 +	($10 ×	(230% ×	(130.00 – 100.00)))	= US$16.60
100.00

Redemption Amount (per unit) = US$16.60

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the Maturity Date per unit;
▪	the total rate of return to holders of the Notes; and
▪	the pretax annualized rate of return to holders of the Notes.

The table below includes the Participation Rate of 230%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the Maturity Date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)
50.00	-50.00%	9.70	-3.00%	-1.52%
55.00	-45.00%	9.70	-3.00%	-1.52%
60.00	-40.00%	9.70	-3.00%	-1.52%
65.00	-35.00%	9.70	-3.00%	-1.52%
70.00	-30.00%	9.70	-3.00%	-1.52%
75.00	-25.00%	9.70	-3.00%	-1.52%
80.00	-20.00%	9.70	-3.00%	-1.52%
85.00	-15.00%	9.70	-3.00%	-1.52%
90.00	-10.00%	9.70	-3.00%	-1.52%
95.00	-5.00%	9.70	-3.00%	-1.52%
97.00	-3.00%	9.70	-3.00%	-1.52%
100.00 (2)	0.00%	9.70 (3)	-3.00%	-1.52%
101.34	1.34%	10.00	0.00%	0.00%
105.00	5.00%	10.85	8.50%	4.12%
110.00	10.00%	12.00	20.00%	9.33%
115.00	15.00%	13.15	31.50%	14.17%
120.00	20.00%	14.30	43.00%	18.71%
125.00	25.00%	15.45	54.50%	22.98%
130.00	30.00%	16.60	66.00%	27.02%
135.00	35.00%	17.75	77.50%	30.85%
140.00	40.00%	18.90	89.00%	34.50%
145.00	45.00%	20.05	100.50%	37.99%
150.00	50.00%	21.20	112.00%	41.33%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 7, 2008 to May 7, 2010, the term of the Notes.

(2)	This is the Starting Value.

(3)	The amount you receive on the Maturity Date will not be less than the Minimum Redemption Amount of $9.70 per unit.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates on the day the Ending Value is determined and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You may not earn a return on your investment and your investment may result in a loss.

▪	Because the Minimum Redemption Amount is less than the Original Public Offering Price, your investment may result in a loss even if the value of the Basket increases.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket.

▪	The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control.

▪	Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated Maturity Date.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Potential conflicts of interest could arise.

Additional Risk Factors

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Because the Minimum Redemption Amount is less than the Original Public Offering Price, your investment may result in a loss even if the value of the Basket increases

Because the Minimum Redemption Amount is less than the Original Public Offering Price, you may not earn a return on your investment if the value of the Basket does not increase by an amount sufficient to overcome the difference between the Minimum Redemption Amount and the Original Public Offering Price. This will be true even if the value of the Basket was high enough to overcome the difference between the Minimum Redemption Amount and the Original Public Offering Price at some time over the term of the Notes but falls to a level that is insufficient to overcome such difference on the Valuation Date.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the level of the Basket will increase sufficiently from the Starting Value to the Ending Value to provide you with your desired return.

▪	You accept that your investment may result in a loss even if the value of the Basket is unchanged or modestly increases in value from the Starting Value to the Ending Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the level of the Basket will decrease from the Starting Value to the Ending Value or that the level of the Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the Minimum Redemption Amount.

▪	You seek interest payments or other current income on your investment.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Discontinuation of a Basket Component

In the event a Basket Component (the “Old Currency”) is replaced by a successor monetary unit (the “New Currency”) as the legal tender of the Old Currency’s country, the Calculation Agent will calculate the Ending Value of the Basket by using the exchange rate of the New Currency on the Valuation Date, multiplied by a fraction the numerator of which shall be “1” and the denominator of which shall be the number of units of the Old Currency represented by one unit of the New Currency. No other changes will be made to the Basket as a result of such replacement.

As an example of the calculation described above, if a Basket Component is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of the Old Currency, the Ending Value of the Basket would be calculated by using the applicable exchange rate of the New Currency (relative to the United States dollar) multiplied by 1/1,000.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in Exchange Rate movements of the currencies included in the Basket, as reflected by changes in the European Union euro value of the Basket, from the Starting Value to the Ending Value. The currencies that compose the Basket are the European Union euro, the Indonesian rupiah, the Russian ruble, the Malaysian ringgit, and the Philippine peso. Each Basket Component is weighted as set forth in the table below. Those currencies with positive weightings in the Basket can be viewed as long positions in the Indonesian rupiah, the Russian ruble, the Malaysian ringgit, and the Philippine peso (collectively the “Long Basket Components”). The Long Basket Components were initially weighted as set forth in the table below. The currency with a negative weighting in the Basket can be viewed as a short position in the European Union euro (the “Short Basket Component”), which would require the future purchase of the Short Basket Component to repay the short position.

On the Pricing Date, a fixed factor (the “Multiplier”) was determined for each Basket Component based upon the weighting of that Basket Component. The Multiplier was calculated by dividing the initial weighting of each Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on the Pricing Date, and rounding to four decimal places. The Multiplier for each Basket Component will remain fixed over the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

As Exchange Rates move, the European Union euro value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Long Basket Component relative to the European Union euro, assuming the Exchange Rates of the other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Long Basket Component relative to the European Union euro, assuming the Exchange Rates of the other Basket Components remain the same, will result in a decrease in the value of the Basket.

To compute the Basket value on any day, (i) the Multiplier of each Basket Component should be multiplied by the then current Exchange Rate for that Basket Component, (ii) the resulting products summed and (iii) the total added to 100. For example, if the value for the Indonesian rupiah depreciates from 0.00006958 European Union euros per Indonesian rupiah, its value on the Pricing Date, to 0.00006540 European Union euros per Indonesian rupiah, then the Indonesian rupiah contribution to the value of the Basket would equal 23.50 (the hypothetical Multiplier for the Indonesian rupiah, 359,319.3000, multiplied by 0.00006540). The depreciation in the Indonesian rupiah would decrease the value of the Basket because of the long position. If the value of the Russian ruble appreciates from 0.02714761 European Union euros per Russian ruble, its value on the Pricing Date, to 0.02959090 European Union euros per Russian ruble, then the Russian ruble contribution to the value of the Basket would equal 27.25 (the hypothetical Multiplier for the Russian ruble, 920.8914, multiplied by 0.02959090). The appreciation in the Russian ruble would increase the value of the Basket because of the long position. If the value of the Malaysian ringgit appreciates from 0.20332622 European Union euros per Malaysian ringgit, its value on the Pricing Date, to 0.21145927 European Union euros per Malaysian ringgit, then the Malaysian ringgit contribution to the value of the Basket would equal 26.00 (the hypothetical Multiplier for the Malaysian ringgit, 122.9551, multiplied by 0.21145927). The appreciation in the Malaysian ringgit would increase the value of the Basket because of the long position. If the value of the Philippine peso depreciates from 0.01522851 European Union euros per Philippine peso, its value on the Pricing Date, to 0.01477165 European Union euros per Philippine peso, then the Philippine peso contribution to the value of the Basket would equal 24.25 (the hypothetical Multiplier for the Philippine peso, 1,641.6578, multiplied by 0.01477165). The depreciation in the Philippine peso would decrease the value of the Basket because of the long position. Based on the above, the new value of the Basket would be 101.00 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The European Union euro contribution to the value of the Basket will remain constant at -100.00.

On the Pricing Date, for each Basket Component, the initial weighting, initial Exchange Rate, Multiplier and initial Basket contribution were as follows:

Basket Component	Iso Code	Initial Weighting	Initial Exchange Rate(1)	Hypothetical Multiplier(2)	Initial Basket Contribution
European Union euro	EUR	-100.00	1.00000000	-100.0000	-100.00
Indonesian rupiah	IDREUR	25.00	0.00006958	359,319.3000	25.00
Russian ruble	RUBEUR	25.00	0.02714761	920.8914	25.00
Malaysian ringgit	MYREUR	25.00	0.20332622	122.9551	25.00
Philippine peso	PHPEUR	25.00	0.01522851	1,641.6578	25.00

(1)	This is the Exchange Rate on the Pricing Date for the Indonesian rupiah, the Russian ruble, the Malaysian ringgit, and the Philippine peso.

(2)	The Multiplier equals the initial weighting of each Basket Component divided by the initial Exchange Rate of that Basket Component on the Pricing Date, and rounded to four decimal places.

For purposes of determining the Basket value on any day, including on the Pricing Date to determine the Starting Value and on the Valuation Date to determine the Ending Value, the “Exchange Rates” for each Basket Component will be determined as follows:

(i)	for the Indonesian rupiah the product of (a) and (b):

(a)	the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one Indonesian rupiah can be exchanged, the inverse of the value as reported by the Reuters Group PLC (“Reuters”) on page ABSIRFIX01, or any substitute page thereto at approximately 11:00 a.m. in Singapore; and

(b)	the currency exchange rate in the interbank market quoted as the number of European Union euros for which one U.S. dollar can be exchanged, the inverse of the value as reported by Reuters on page 1FED, or any substitute page thereto at approximately 10:00 a.m. in New York City;

(ii)	for the Russian ruble will be the product of (c) and (d):

(c)	the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one Russian ruble can be exchanged, the inverse of the value as reported by Reuters on page RUBMCMEEMTA=, or any substitute page thereto at approximately 9:30 a.m. in London; and

(d)	the currency exchange rate in the interbank market quoted as the number of European Union euros for which one U.S. dollar can be exchanged, the inverse of the value as reported by Reuters on page 1FED, or any substitute page thereto at approximately 10:00 a.m. in New York City;

(iii)	for the Malaysian ringgit will be the product of (e) and (f):

(e)	the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one Malaysian ringgit can be exchanged, the inverse of the value as reported by Reuters on page ABSIRFIX01, or any substitute page thereto at approximately 11:00 a.m. in Singapore; and

(f)	the currency exchange rate in the interbank market quoted as the number of European Union euros for which one U.S. dollar can be exchanged, the inverse of the value as reported by Reuters on page 1FED, or any substitute page thereto at approximately 10:00 a.m. in New York City; and

(iv)	for the Philippine peso will be the product of (g) and (h):

(g)	the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one Philippine peso can be exchanged, the inverse of the value as reported by Reuters on page PDPPESO, or any substitute page thereto at approximately 11:30 a.m. in Hong Kong; and

(h)	the currency exchange rate in the interbank market quoted as the number of European Union euros for which one U.S. dollar can be exchanged, the inverse of the value as reported by Reuters on page 1FED, or any substitute page thereto at approximately 10:00 a.m. in New York City.

If the currency exchange rates are not so quoted on RUBMCMEEMTA=, ABSIRFIX01, PDPPESO or 1FED (as applicable), or any substitute pages thereto, then the Exchange Rates used to determine the Starting Value or the Ending Value, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

While historical information on the Basket did not exist before the Pricing Date, the following graph sets forth the hypothetical historical month-end values of the Basket from January 2003 through April 2008 based upon historical Exchange Rates, the initial weightings indicated above and a Basket value of 100.00 on the Pricing Date. The historical data used in this graph reflects the historical currency rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-3 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement CURR-3.

Characterization of the Notes.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

General.    On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Code addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the Maturity Date with respect to a Note in excess of the Original Public Offering Price thereof, if any, will be determined by reference to the value of the Basket, while repayment of at least 97% of the Original Public Offering Price thereof will not be affected by changes in the value of the Basket, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Interest Accruals.    Each year, a U.S. Holder of a Note will be required to pay taxes on ordinary income from such Note over its term based upon an estimated yield for the Note, even though such U.S. Holder will not receive any payments until the Maturity Date. ML&Co. will have determined this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Note. This estimated yield will not be either a prediction or a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed $9.70 per unit.

Sale or Exchange of the Notes.    Upon the sale or exchange of a Note prior to the Maturity Date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both a Projected Redemption Amount and an estimated yield equal to 4.99% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
May 7, 2008 through November 7, 2008	$0.2516	$0.2516
November 8, 2008 through May 7, 2009	$0.2558	$0.5074
May 8, 2009 through November 7, 2009	$0.2621	$0.7695
November 8, 2009 through May 7, 2010	$0.2687	$1.0382

Projected Redemption Amount = $11.0382 per unit of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-3.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Additional Terms of the Notes

The terms of the Notes described in this term sheet are supplemented by the documents indicated below. However, information included in this term sheet, including but not limited to the fact that the Notes offered hereby are not fully principal protected and may repay only 97% of their principal amount at maturity, supersedes information included in those documents.

You should read this preliminary term sheet, together with the documents listed below (collectively, the “Notes Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement CURR-3 dated October 18, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507221212/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.